WUNDERLICH SECURITIES, INC.

4695 MacArthur Court, Suite 450

Newport Beach, CA 92260

July 29, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attn: Mark P. Shuman, Branch Chief - Legal

Re:	Xcel Brands, Inc.
Registration Statement on Form S-1 (File No. 333-202028)

Acceleration Request
Requested Date: July 30, 2015
Requested Time: 5:00 p.m. (Eastern Time)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned underwriter of the offering pursuant to the above-captioned Registration Statement hereby joins in the request of Xcel Brands, Inc. that the effective time of the above-captioned Registration Statement be accelerated to 5:00 p.m. Eastern Time on July 30, 2015, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, we wish to advise you that approximately 500 copies of the preliminary prospectus dated July 17, 2015 have been distributed to date to dealers, institutions and others.

With respect to Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, we will comply with the requirements of Rule 15c2-8. Selected dealers, if any, will represent that they will comply with Rule 15c2-8.

Sincerely,

WUNDERLICH SECURITIES, INC.

By:	/S/ MARTIN GAIA
Name:	Martin Gaia
Title:	Managing Director